The Human Array, LLC.
(the "Company")
a Massachusetts Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Human Array, LLC Management

We have reviewed the accompanying financial statements of The Human Array, LLC (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
July 23, 2025

THE HUMAN ARRAY, LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	11,928	18,999
Accounts Receivable		-	800
Shareholder Loan Receivable		2,939	2,768
Total Current Assets		14,867	22,567
Non-Current Assets:			
Other Non-Current Assets	$	-	-
Total Non-Current Assets		-	-
TOTAL ASSETS	$	14,867	22,567
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	3,386	-
Credit Card and Other Payables		425	-
Total Current Liabilities	$	3,810	-
Non-Current Liabilities:			
Other Non-Current Liabilities	$	-	-
Total Non-Current Liabilities		-	-
TOTAL LIABILITIES	$	3,810	-
EQUITY			
Capital Contribution	$	103,989	-
Capital Distribution		(10,314)	-
Retained Earnings		(82,619)	22,567
TOTAL EQUITY		11,056	22,567
TOTAL LIABILITIES AND EQUITY	$	14,867	22,567

See Accompanying Notes to these Unaudited Financial Statements

THE HUMAN ARRAY, LLC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	15,913	12,389
Cost of Goods Sold		-	-
Gross Profit		15,913	12,389
Operating Expenses			
General and Administrative Expense	$	5,412	7,125
Advertising and Marketing Expense		31,230	-
Payroll Expense		83,956	19,642
Professional Fee		500	-
Total Operating Expenses		121,099	26,767
Total Loss from Operations		(105,186)	(14,378)
Other Income (Expense)			
Other Income	$	-	-
Other Expense		-	-
Total Other Income (Expense)		-	-
Net Income (Loss)	$	(105,186)	(14,378)

See Accompanying Notes to these Unaudited Financial Statements

THE HUMAN ARRAY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Members' Drawings	Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount			
Beginning balance at 1/1/23	-	-	-	36,945	36,945
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(14,378)	(14,378)
Ending balance at 12/31/23	**-**	**-**	**-**	**22,567**	**22,567**
Contribution	-	103,989	-	-	103,989
Distribution	-	-	(10,314)	-	(10,314)
Net income (loss)	-	-	-	(105,186)	(105,186)
Ending balance at 12/31/24	**-**	**103,989**	**(10,314)**	**(82,619)**	**11,056**

See Accompanying Notes to these Unaudited Financial Statements

THE HUMAN ARRAY, LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(105,186)	(14,378)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable		800	(800)
Shareholder Loan Receivable		(171)	(2,768)
Accounts Payable		3,386	-
Credit Card and Other Payables		425	-
Shareholder Loan Payable		-	(12,143)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		4,440	(15,711)
Net Cash used in Operating Activities		(100,746)	(30,089)
INVESTING ACTIVITIES			
Other Non-Current Assets	$	-	-
Net Cash used in Investing Activities		-	-
FINANCING ACTIVITIES			
Capital Contribution	$	103,989	-
Capital Distribution		(10,314)	-
Net Cash provided by Financing Activities		93,675	-
Cash at the beginning of period		18,999	49,088
Net Cash increase (decrease) for period		(7,071)	(30,089)
Cash at end of period	$	11,928	18,999

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Human Array, LLC ("the Company") was incorporated in Massachusetts on January 4, 2022. The Company plans to earn revenue by offering a platform and technology leveraging AI to connect holistic health and wellness practitioners with those looking for their services. This platform will offer business services and SAAS technology to practitioners and a marketplace of resources, programs, and practitioners for consumers who can purchase one-off or subscribe for personalized support. This will fuel both individual well-being as well as corporate well-being programs. The Human Array's headquarters are in Needham, MA. The Company's customers will be global. The Human Array, LLC will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two (2) consecutive years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $11,928 and $18,999 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues through membership fees from Practitioners, Well-being Concierge, Consulting and selling of e-learnings. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to provide a profile, technology to host programs, courses and access to the platform and purchased programs for the duration of the contract - fulfill connections to practitioners and programming. Revenue is recognized over the life of the subscription or membership as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, utilities, supplies and other miscellaneous expenses.

Advertising and Marketing Expense

Advertising and marketing expenses associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Professional Fees

Professional fees include payments made to external service providers for legal, accounting, audit, consulting, and other advisory services.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31st, 2024 and 2023, the Company had outstanding accounts receivable in the amount of $2,939 and $2,768, respectively, representing personal expenses paid by the Company on behalf of its members. The balance is non-interest bearing and payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debts and liabilities.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

As of December 31, 2024, the Company has two members with a 90% and 10% membership interest.

Allocations of Profits and Losses. Profits of the Company shall be allocated among the Members in proportion to their Membership Interests and losses of the Company shall be allocated as follows: 10% and 90%.

Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Managing Member may determine, subject to the provisions of the Agreement and applicable law. All distributions shall be made to the Members in proportion to their Membership Interests, except as otherwise provided in the Agreement.

Dissolution. The Company shall be dissolved upon the occurrence of any of the following events: (a) The unanimous written consent of all Members; (b) The sale or other disposition of all or substantially all of the Company's assets; (c) The entry of a decree of judicial dissolution; or (d) Any other event causing dissolution under the laws of the State of Massachusetts.

Winding Up. Upon dissolution, the Company shall cease carrying on its business, except as necessary to wind up its affairs and distribute its assets. The Managing Member shall be responsible for winding up the affairs of the Company.

Liquidation and Distribution of Assets. Upon dissolution, the assets of the Company shall be liquidated and the proceeds distributed in the following order: (a) To creditors of the Company, including Members who are creditors, in satisfaction of the Company's liabilities; (b) To Members in accordance with the distribution waterfall set forth.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 23, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure except below changes in membership interest.

Additional capital contribution of $50,000 was made in May 2025 and this has changed the percentages of member interests at 85% and 15%.